AMENDMENT TO

INVESTMENT ADVISORY AGREEMENT

This Amendment to the Investment Advisory Agreement (“Amendment”) is entered into effective as of September 28, 2012, by and between Valued Advisers Trust (the “Trust”), a Delaware statutory trust registered as a management investment company under the Investment Company Act of 1940, as amended, and Cloud Capital LLC (the “Adviser”), a Delaware limited liability company.

WHEREAS, the Trust and the Adviser entered into an Investment Advisory Agreement dated as of June 14, 2011, (the “Agreement”) pursuant to which the Adviser was engaged by the Trust to serve as the sole investment adviser to the Cloud Capital Strategic Large Cap Fund and the Cloud Capital Strategic Mid Cap Fund (each a “Fund”, and together the “Funds”);

WHEREAS, effective September 28, 2012, the Adviser has proposed, pursuant to this Amendment, to reduce its advisory fee payable under the Agreement with respect to each of the Funds while continuing to provide the same level of investment advisory services to each of the Funds; and

WHEREAS, the Board of Trustees (the “Board”) of the Trust has determined that the Adviser’s proposal to reduce is advisory fees for each for each of the Funds is fair and reasonable and in the best interest of each of the Funds and their respective shareholders;

NOW THEREFORE, the parties to the Agreement hereby agree as follows:

1.	Amendment. Effective as of September 28, 2012, Schedule A of the Agreement is replaced in its entirety with the Schedule A attached hereto as Attachment A.

2.	Ratification and Confirmation of Agreement. Except as specifically set forth herein, all of other terms of the Agreement shall remain in full force and effect.

3.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment to the Agreement effective as of the date first above written.

VALUED ADVISERS TRUST	CLOUD CAPITAL, LLC
On behalf of the Funds Identified
Attachment A

By: /s/ Carol J. Highsmith	By: /s/ Randy Cloud

Name: Carol J. Highsmith	By: Randy Cloud

Title: Vice President	Title: President

ATTACHMENT A

Schedule A

Investment Advisory Agreement

between

Valued Advisers Trust (the “Trust”)

and

Cloud Capital, LLC (the “Adviser”)

Dated as of June 14, 2011

As Amended September 28, 2012

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Annual Advisory Fee Rate
Cloud Capital Strategic Large Cap Fund	0.50%
Cloud Capital Strategic Mid Cap Fund	0.50%